NAME OF REGISTRANT:   Kraft Foods Group, Inc.
NAME OF PERSON RELYING ON EXEMPTION:  Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal No. 4 on Kraft Foods Group, Inc’s 2014 Proxy Statement:
Argument in Favor

RESOLVED: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

SUPPORTING STATEMENT: “Using corporate funds to influence any political election” for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This also includes expenditures for electioneering communications on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support or opposition of a specific candidate. The policy should include measures to prevent trade associations or non-profit corporations from channeling our company’s contributions or membership dues to influence the outcome of any election or referendum.

The Green Century Equity Fund has submitted this proposal for consideration by fellow shareholders.  We urge you to cast a “yes” vote in favor of this proposal for the reasons outlined below:

1.
Increased corporate spending in campaign elections is unpopular among the majority of the American public, and consequently risks alienating consumers and exposes companies to business and reputational risks.

2.	While consensus is far from established, some academic studies indicate that political spending may not have a positive impact on the company’s bottom line and, in fact, may erode shareholder value.
3.	There are a growing number of companies that are making the determination that it is in their best interest to refrain from political giving.
4.	The proposal would not curtail the company’s ability to engage in the political process as it has other means to communicate its views to policymakers.
5.	Shareholders have demonstrated increasing concern about corporate political contributions.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 4 following the instruction provided on the management’s proxy mailing.

1

Executive Summary

The Green Century Equity Fund has asked Kraft Foods Group, Inc. (hereafter referred to as “Kraft” or “the Company”) to refrain from spending corporate funds to influence political elections. Corporate money in politics is a highly contentious issue, and may expose companies to significant financial risk. Several studies have recently noted that the returns on investment-- and consequently value to shareholders-- of this use of company funds are at best unclear and at worst negative. Kraft’s state level political contributions have increased approximately 380% since 2008, and have included contributions to controversial ballot initiatives that proponents contend risk alienating consumers and exposing Kraft to brand and reputational risks. Proponents also contend that disclosure of political contributions is insufficient to protect shareholders, as disclosure is retroactive and shareholders are thus unable to anticipate and evaluate the potential risks that may arise from corporate contributions to controversial elections. Given the unclear returns and potential business risks associated with this use of company funds, proponents believe Kraft should refrain entirely from using corporate funds to influence any political election.

Increased corporate spending in campaign elections is unpopular among the majority of the American public, and consequently risks alienating consumers and exposes companies to business and reputational risks.

Corporate money in politics is a controversial and unpopular issue among the majority of the American public. Since the high-profile U.S. Supreme Court Case Citizens United v. Federal Election Commission, corporate contributions to election campaigns have skyrocketed. Experts have estimated that a record-breaking $6.3 billion was spent in the 2012 electoral cycle, an increase of nearly 15% from 2008.1 These developments are deeply unpopular among the U.S. public across party lines:
•
More than 8 in 10 Americans support limits on the amount of money given to groups trying to influence U.S. elections, with 85% support among Democrats, 81% among Republicans, and 78% among independents, according to a 2012 poll by the Associated Press and the National Constitution Center.2

•
A 2012 Bannon Communication’s national poll found that 79% of respondents would boycott a company to protest its political spending, 65% would sell stock in the company, and over half would ask their employer to remove it from their retirement account.3

•
The 2012 Bannon poll also found that 80-90% of respondents agreed, across party lines, that there is “too much money in politics”; corporate political spending “drowns out the voices of average Americans”; corporations and corporate CEOs have “too much political power and influence”; and corporate political spending has made federal and state politics more negative and corrupt.4

Consequently, proponents contend that companies perceived as using corporate funds to influence controversial elections are exposed to considerable risks associated with alienating a consumer base that is widely opposed to corporate money in politics.

For example, retail chain Target faced in-store protests, national news coverage, and viral internet exposure in 2010 after reports surfaced that the company donated $150,000 to an organization backing a Republican candidate with a long record of opposing gay rights.5 The company publicly apologized, and committed to reforming the review process for future political donations.6

1 Center for Responsive Politics, Mar. 13 2013, “The 2013 Election: Our Price Tag,” http://www.opensecrets.org/news/2013/03/the-2012-election-our-price-tag-fin.html
2 Wall Street Journal, Sep. 17 2012, “Poll: Most Americans Support Limits on Political Spending,” http://blogs.wsj.com/law/2012/09/17/poll-most-american-support-limits-on-political-spending
3 Bannon Communications, 2012, Support for Reform of Corporate Political Spending Practices, www.citizen.org/documents/bannon-communications-research-executive-summary.pdf
4 Bannon Communications, 2012, Support for Reform of Corporate Political Spending Practices, www.citizen.org/documents/bannon-communications-research-executive-summary.pdf
5 Hamburger, Tom and Jennifer Martinez, Aug. 13 2010, Los Angeles Times, articles.latimes.com/2010/aug/13/nation/la-na-target-gays-20100813
6 Id.

In another example, many companies that opposed recent ballot campaigns to label foods with GMOs such as Prop 37 in California suffered significant consumer backlash, and were depicted in the media as ‘anti-transparency and preventing informed consumer choice.’7 8  Kraft was among the top five contributors to the opposition on Prop 37, and was consequently the subject of negative media surrounding this high-profile campaign.

Responding to the controversy around corporate political contributions, many companies have explicitly adopted a policy to not engage in certain types of political spending. For example, more than 70 companies have ended their membership with the American Legislative Exchange Council (ALEC) – a tax-exempt 501(c)(3) non-profit which convenes state lawmakers and private sector representatives to collaborate on legislation – due to its controversial positions on public policy issues such as gun control and climate change.9

In fact, 66 companies (34% of those surveyed) in the 2013 CPA-Zicklin Index placed some type of restriction on their direct political spending, with five companies-- including IBM Corporation and The Goldman Sachs Group-- adopting full bans on the practice.10 The CPA-Zickin Index is a collaborative project between the Center for Political Accountability and the Lawrence Zicklin Center for Business Ethics Research at the Wharton School of the University of Pennsylvania that ranks companies within the S&P 100 on 25 indicators related to political spending disclosure, policies, compliance, and oversight.

Research Suggests Negative Correlation Between Political Spending and Shareholder Value

Several academic studies cited below conclude that corporate political spending may correlate negatively with shareholder value. These studies suggest that firms donating large sums may be linked to poor corporate governance and low shareholder power, making it difficult for shareholders to determine whether this use of company funds is in the long-term interest of the company.11

—
Companies contributing to political action committees and other outside political groups between 1991 and 2004 grew more slowly than other firms, invested less and spent less on R&D, and were linked to poor corporate governance.12

—
Investigating the relationship between corporate political activity and financial returns on a set of 943 S&P 1500 firms between 1998 and 2008, this study found that corporate political investments are negatively associated with market performance and cumulative political investments negatively affect both market and accounting performance.13

—
“[F]irms that were politically active in 2008 had lower value in 2010 than other firms, consistent with politics at least partly causing and not merely correlating with lower value… Overall, the results are inconsistent with politics generally serving shareholder interests, and support proposals to require disclosure of political activity to shareholders.”14

7 Green America, Dec. 6 2012, “GMO Inside Campaign: Cheerios Facebook Page Flooded By Anti-GMO Comments” [Press Release], http://www.prnewswire.com/news-releases/gmo-inside-campaign-cheerios-facebook-page-flooded-by-anti-gmo-comments-182410021.html
8 Seattle Post Intelligencer, Oct. 17 2013, ““GMO Labeling Moms React to GMA Money-laundering Lawsuit,” http://blog.seattlepi.com/videoblogging/2013/10/17/gmo-labeling-moms-react/
9 As You Sow, 2014, Proxy Preview, www.proxypreview.org/#proxy-preview-2014
10 http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/8047
11 See, e.g., Aggarwal et al, 2012, “Corporate Political Donations: Investment or Agency?” (Business and Politics), and
Coates, 2012, “Corporate Politics, Governance, and Value Before and After Citizens United,” (Journal of Empirical Legal Studies)
12 Aggarwal et al, 2012, “Corporate Political Donations: Investment or Agency?” (Business and Politics)
13 Hadani et al, 2012, “In search of El Dorado: The elusive financial returns on corporate political investments.” (Strategic Management)
14 Coates, 2012, “Corporate Politics, Governance, and Value Before and After Citizens United,” (Journal of Empirical Legal Studies)

—	Using event-study methodology, researchers at MIT concluded in a 2004 study that ﬁrms that spent large amounts of “soft money” do not enjoy high rates of returns associated with that spending.15

Researchers have proposed several reasons for the documented negative relationship:
•	Managers who support corporate political spending may in general take overly risky business decisions.
•	Corporate political spending may represent poor-quality investments.
•	Corporate political spending is difficult for shareholders to monitor.
•	Personal reasons of senior managers, such as self-aggrandizement, ideological beliefs and other pressures may influence corporate political activity.

Proponents contend that while the potential risks associated with political spending are clear, the value to shareholders from this use of corporate funds is unclear.

Kraft is Spending Increasing Sums to Influence Elections Without Demonstrating Value to Shareholders

Kraft’s state level political contributions have increased approximately 380% since 2008, and have included contributions to controversial ballot initiatives that proponents contend risk alienating consumers and exposing Kraft to brand and reputational risks. For example, in 2013 Kraft contributed nearly $2 million to the opposition on Prop 37 in California and is also a recognized member of the Grocery Manufacturers Association, which spent additional sums to oppose the measure. As a top contributor to this campaign, Kraft was highlighted in media stories depicting corporate contributors as ‘opposed to transparency and informed consumer choice’.16

Proponents contend that while the potential risks associated with political contributions are clear, shareholders face significant challenges in assessing the value of such contributions to the company and shareholder value. Kraft received a low transparency and accountability rating of 55.7% in the 2013 CPA-Zicklin Index, which ranks companies within the S&P 100 on 25 indicators related to political spending disclosure, policies, compliance, and oversight.17 This low score reflects weak company disclosure and policies for overseeing this use of corporate funds for political contributions.

However, proponents contend that simply improving disclosure of political contributions would still be insufficient to protect shareholders, as disclosure is retroactive, occurring after the contribution has already been made, and does not allow shareholders to anticipate or preemptively evaluate the potential risks associated with those contributions. Consequently, proponents believe that a company policy against political contributions intended to influence elections will ensure shareholders are protected against the potential risks and controversies associated with this practice.

The Proposal Would Not Silence the Company’s Voice in the Political Process

15 Ansolabehere et al, 2004, “Did Firms Profit from Soft Money?” (MIT Economics Working Paper No. 04-11)
16 “Battle Brewing Over Labeling of Genetically Modified Food” http://www.nytimes.com/2012/05/25/science/dispute-over-labeling-of-genetically-modified-food.html
17 http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/8047

Our proposal does not seek to constrain the company's ability to lobby elected officials – once they are elected – on specific issues relevant to the company. Rather, this proposal seeks to address the use of company funds to influence the outcomes of elections.

Shareholders have Demonstrated Increasing Concern About Corporate Political Contributions

The SEC recognizes that shareholder proposals are an important indicator of investor interest.18 In the 2012 proxy season, shareholders filed 71 resolutions relating to political spending.19 This number was seven times greater than the number of shareholder votes that prompted the SEC to revise its executive-pay disclosure rules in 1992.20  In 2013, shareholders filed 128 political spending resolutions.21 The average vote was 25%, 11 of the votes were above 40%, and two received majority support.22

Conclusion

As demonstrated above, corporate political spending is opposed by a majority of American consumers and exposes companies to significant risks without demonstrating clear value to shareholders. Proponents are concerned that Kraft is spending increasing sums to influence controversial election campaign outcomes, with weak accountability and transparency measures in place to oversee this use of company funds and its value to shareholders, and contend that this use of company funds exposes Kraft and Kraft shareholders to business and reputational risks. A self-imposed ban on this use of company funds would reduce the risk to shareholder value while still allowing the company to communicate its views on public policy through lobbying.

Consequently, shareholders believe that Kraft should refrain entirely from using company funds to influence election outcomes and we urge you to vote in favor of this resolution.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 4 following the instruction provided on the management’s proxy mailing.

18 Bebchuck, Lucian A. and Robert R. Jackson, 2013, “Shining Light on Corporate Political Spending” (Georgetown Law Journal)
19 Id.
20 Id.
21 As You Sow, 2014, Proxy Preview, www.proxypreview.org/#proxy-preview-2014
22 Id.